        As filed with the Securities and Exchange Commission on November 4, 2003

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2003

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
...................................................N/A.......................................................................................................................................

TELE2: THE DEREGULATION OF THE EU’S TELECOM MARKETS IS ADVANCING TOO SLOWLY

Member States are taking too long to implement the EU’s new regulatory framework for electronic communications, according to a major new report presented in Brussels today by Tele2. In the report, entitled ‘Tele2 — the Monopoly Challenger’, the company presents its views on fixed telephony subscription, carrier pre-selection, MVNO and ADSL and suggests how the prevailing domination by the former incumbents can be broken.

In March 2002, the EU adopted its new regulatory package for electronic communications, with the deadline for implementation by Member States having expired on July 25, 2003. Only a few Member States have so far implemented the framework.

“Many of the EU’s recommendations are still on hold in the Member States, mainly due to the national regulatory authorities’ shortage of resources, or in some cases, failing interest”, said Jan Tjernell, Director of Regulatory Affairs at Tele2.

The report, which compares the regulatory situation in the EU and Accession countries, stresses the importance of a rapid and uniform implementation of the EU regulatory package.

“Even though Tele2, as Europe’s leading pan-European telecommunications company, has had the power to influence the competitive situation in the right direction in a number of areas, most countries still have a monopolistic situation when it comes to key areas like fixed telephony subscription, carrier pre-selection, mobile telephony network access and ADSL”, said Tjernell.

In the report, Tele2 highlights how Denmark has solved the fixed telephony subscription issue. Denmark is the only EU Member State so far to have enabled alternative operators to offer fixed telephony subscriptions. In addition, a maximum price level has been set, which has had positive effects on consumers’ total fixed telephony costs. Sweden has also recently shown itself to be open to a discussion on the subscription issue. Other countries could also follow the Danish example if provided with sufficient information.

“Fixed telephony subscription is the most important issue that needs to be resolved in order to lower consumers’ costs for fixed telephony. We must put an end to the former incumbents’ habit of rebalancing lower traffic prices with higher subscription fees. The only way to do this is to let alternative operators also offer fixed telephony subscription”, said Tjernell.

Another important area regarding fixed telephony is carrier pre-selection (a service that enables the caller to chose an alternative operator without dialling a prefix). According to the European Commission, carrier pre-selection has proved a highly successful means of opening the market to competition.

“In order for carrier pre-selection to develop, the regulatory conditions need to be constantly improved. Here Sweden serves as an example. The ordering process for new clients in Sweden has been simplified and clients now only need to make a verbal order instead of sending a written confirmation”, continued Tjernell.

Competition in the mobile telephony sector has long been thought to be more effective than in the fixed telephony sector. However, both competition and the macroeconomic gains would be greater if the Mobile Virtual Network Operator concept (MVNO) were more widely accepted across Europe. The MVNO concept opens the market to additional operators and radio frequencies can be more broadly shared. In Sweden, Tele2 is a network owner that lets other operators use its network, while in other countries Tele2 is itself an MVNO.

“Because it solves the issue of limited frequencies and thus increases competition, the MVNO concept results in a more efficient use of a country’s radio infrastructure. This creates a win-win situation for all parties. Network owners receive a better return on investment, while the MVNOs can offer a complete range of services. The main winners are the consumers, as the MVNO concept helps lower prices and increases the number of available services”, according to Tjernell.

Tele2 also believes the national regulatory authorities should devote more attention to strengthening the competitive environment surrounding ADSL. Internet services can be provided in many ways, but ADSL is the only real mass-market broadband product.

“If EU Member States are serious about wanting to boost Internet penetration, they need to address the ADSL issue much more decisively. Today, alternative operators experience an unreasonable margin squeeze between the wholesale price and the end-user price. The former incumbents are still not giving alternative operators access to ADSL under cost-oriented conditions”, said Tjernell.

This autumn Tele2 has intensified its contacts with Europe’s national regulatory authorities to discuss fixed telephony subscription, carrier pre-selection, MVNO and ADSL.

Tele2 is the only pan-European telecommunications company that did not begin life as an incumbent. Tele2 operates in most EU Member States and in several of the Accession States. The report ‘Tele2 – The Monopoly Challenger’ was recently presented to Erkki Liikanen, European Commissioner for Enterprise and Information Society.

CONTACTS
Jan Tjernell Telephone: +46 8 562 640 00
Head of Regulatory Issues, Tele2 AB

Dwayne Taylor Telephone: + 44 20 7321 5038
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:

Date: November 4, 2003